SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. ___)*

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
(Name of Issuer)

Common Units representing limited partner interests
 (Title of Class of Securities)

131476103
(CUSIP Number)

The Heritage Group Attention: John Vercruysse, Controller 5400 W. 86th Street Indianapolis, Indiana 46268-0123 (317) 228-8314	Copy to: John W. Boyd, Esq. Barnes & Thornburg LLP 11 S. Meridian Street Indianapolis, Indiana 46204 (317) 236-1313

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 13, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 131476103

1	NAME OF REPORTING PERSON The Heritage Group
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
	7	SOLE VOTING POWER 3,539,940 Common Units (*See Item 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 3,539,940 Common Units (*See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,539,940 Common Units (*See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14	TYPE OF REPORTING PERSON HC, PN

Schedule 13D
CUSIP No. 131476103

1	NAME OF REPORTING PERSON Maggie Fehsenfeld Trust No. 106, dated December 30, 1974 (for the benefit of Fred Mehlert Fehsenfeld Jr. and his issue)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
	7	SOLE VOTING POWER 286,077 Common Units (*See Item 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 286,077 Common Units (*See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,077 Common Units (*See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

Schedule 13D
CUSIP No. 131476103

1	NAME OF REPORTING PERSON Irrevocable Intervivos Trust for the Benefit of Fred Mehlert Fehsenfeld Jr. and his issue, dated December 27, 1973
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
	7	SOLE VOTING POWER 286,077 Common Units (*See Item 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 286,077 Common Units (*See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,077 Common Units (*See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

Schedule 13D
CUSIP No. 131476103

1	NAME OF REPORTING PERSON Nicholas J. Rutigliano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 13,378 Common Units
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 12,500 Common Units
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 13,378 Common Units
	10	SHARED DISPOSITIVE POWER 12,500 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,878 Common Units (includes 12,500 Common Units owned by spouse for which the Reporting Person disclaims beneficial ownership)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

Schedule 13D
CUSIP No. 131476103

1	NAME OF REPORTING PERSON F. William Grube
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the class of Common Units representing limited partner interests (the “Common Units”), of Calumet Specialty Products Partners, L.P. (the “Issuer”), a Delaware limited partnership having its principal office at 2780 Waterfront Parkway E. Drive, Suite 200, Indianapolis, Indiana 46214.

Item 2.  Identity and Background.

The Heritage Group

The Heritage Group is a general partnership formed under the laws of the State of Indiana. The Heritage Group is engaged in the business of managing a diverse set of companies involved in the highway construction, environmental services and oil refining and marketing industries. The principal business address and principal office address of The Heritage Group is 5400 W. 86th Street, Indianapolis, Indiana 46268-0123.

Thirty grantor trusts own all of the outstanding general partner interests in the Reporting Person. Certain information regarding these grantor trusts is provided in the Supplement to Item 2 immediately following the Signature page. Six trustees, acting on behalf of the trusts, have the duty and have been empowered to carry out the purposes of the general partnership pursuant to the Articles of Partnership. The six trustees are Fred M. Fehsenfeld, Jr. (the Partnership Manager), James C. Fehsenfeld, Nicholas J. Rutigliano, William S. Fehsenfeld, Nancy A. Smith and Amy M. Schumacher (the “General Partner Trustees”).

Fred M. Fehsenfeld, Jr. serves as the Chairman of the Board of Directors of Calumet GP, LLC, the general partner of the Issuer, in addition to serving as the Partnership Manager for the Reporting Person. His business address is 5400 W. 86th Street, Indianapolis, Indiana 46268-0123.

James C. Fehsenfeld serves as President of U.S. Aggregates, Inc. located at 5400 W. 86th Street, Indianapolis, Indiana 46268-0123, which is Mr. Fehsenfeld’s principal business address.

Nicholas J. Rutigliano serves as the President of Tobias Insurance Group located at 9247 N. Meridian, Suite 3, Indianapolis, Indiana 46260, which is Mr. Rutigliano’s principal business address.

William S. Fehsenfeld serves as the Vice President and Secretary of Schuler Books and Music, Inc., an independent bookstore company located at 2660 28th Street SE, Grand Rapids, Michigan 49512, which is Mr. Fehsenfeld’s principal business address.

Nancy A. Smith serves as the President of Plymouth Healing Communities, a nonprofit 501(c)(3) company located at 1217 Sixth Avenue, Seattle, Washington 98101, which is Mrs. Smith’s principal business address.

Amy M. Schumacher is a Sloan Fellow at the Massachusetts Institute of Technology. Her home address is 85 Saint Botolph #4, Boston, Massachusetts 02116.

During the last five years, neither The Heritage Group, a General Partner Trustee nor any of the grantor trusts have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither The Heritage Group, a General Partner Trustee nor any of the grantor trusts have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All General Partner Trustees are citizens of the United States.  All grantor trusts were formed under the laws of the State of Indiana.

Maggie Fehsenfeld Trust No. 106

The Maggie Fehsenfeld Trust No. 106, dated December 30, 1974 (for the benefit of Fred Mehlert Fehsenfeld Jr. and his issue) (“Trust No. 106”) was formed under the laws of the State of Indiana and has its principal business address at 5400 W. 86th Street, Indianapolis, Indiana 46028. The beneficiaries of Trust No. 106 are Fred M. Fehsenfeld, Jr. and members of his immediate and extended family. The decision-making authority for Trust No. 106 is vested in six trustees, acting by a majority. The six trustees are the same six individuals identified as the General Partner Trustees above, with respect to The Heritage Group.

During the last five years, neither Trust No. 106 nor its controlling trustees have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Trust No. 106 nor its controlling trustees have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Irrevocable Intervivos Trust fbo Fred M. Fehsenfeld, Jr. and His Issue

The Irrevocable Intervivos Trust for the benefit of Fred Mehlert Fehsenfeld, Jr. and his issue, dated December 27, 1973 (“1973 Trust”) was formed under the laws of the State of Indiana and has its principal business address at 5400 W. 86th Street, Indianapolis, Indiana 46028. The beneficiaries of the 1973 Trust are Fred M. Fehsenfeld, Jr. and members of his immediate and extended family. The decision-making authority for the 1973 Trust is vested in six trustees, acting by a majority. The six trustees are the same six individuals identified as the General Partner Trustees above, with respect to The Heritage Group.

During the last five years, neither the 1973 Trust nor its controlling trustees have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither the 1973 Trust nor its controlling trustees have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Nicholas J. Rutigliano

Nicholas J. Rutigliano serves as the President of Tobias Insurance Group located at 9247 N. Meridian, Suite 3, Indianapolis, Indiana 46260, which is Mr. Rutigliano’s principal business address. Mr. Rutigliano is a United States citizen. During the last five years, Mr. Rutigliano has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Rutigliano has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F. William Grube

F. William Grube serves on the Board of Directors of the Issuer and is the Issuer’s Chief Executive Officer and President. Mr. Grube’s principal business address is 2780 Waterfront Parkway E. Drive, Suite 200, Indianapolis, Indiana 46214.  Mr. Grube is a United States citizen. During the last five years, Mr. Grube has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Grube has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of the funds to be used to acquire Common Units in the open market as described in this Schedule 13D/A is as follows:

The Heritage Group:  working capital
Trust No. 106:  available trust cash
1973 Trust:  available trust cash
Nicholas J. Rutigliano:  personal cash resources
F. William Grube:  personal cash resources

The Reporting Persons intend to purchase up to 575,000 Common Units, as discussed in Item 4, at market prices acceptable to each purchaser.

No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the acquisition purposes, except that Trust No. 106 may increase current borrowings from The Heritage Group (out of The Heritage Group’s working capital) to finance all or a portion of its purchases.

Item 4.  Purpose of Transaction.

The Reporting Persons have arrived at an understanding that for a period of time commencing now and extending until May 28, 2008, they will make acquisitions of Common Units in the open market at acceptable market prices, for the purpose of additional investment in the Issuer, up to a potential total purchase amount of 575,000 additional Common Units. As among themselves, they will each determine their own respective purchase amounts, and will make purchases solely for their own respective accounts, but they have agreed to coordinate their acquisition activities intending to comply with the Rule 10b-18 safe harbor.

Other than the specific understanding described above, or the exceptions noted in the items below, neither any Reporting Person nor any other person named in Item 2 above has any plans or proposals that relate to or would result in any of the following:

(a)  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that each Reporting Person anticipates that (i) it will make additional purchases of Common Units in the open market and in privately negotiated off-market transactions and that it will transfer some of its owned Common Units to subsidiaries and affiliates from time to time, and (ii) from time to time, the other persons named in Item 2 may acquire or dispose of Common Units in the open market and in privately negotiated off-market transactions and may make or receive gifts or distributions of Common Units;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

According to the Issuer’s Quarterly Report on Form 10-Q, there were 19,166,000 Common Units and 13,066,000 subordinated units convertible into Common Units outstanding at May 9, 2008. The percentages herein were derived from those numbers.  The subordinated units discussed in this Item refer to units issued by the Issuer that may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances, but in no event before December 31, 2010.  For more information on the subordinated units, see the First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. which is attached as Exhibit B to this Schedule 13D.

(a) and (b)    The Heritage Group.   The Heritage Group beneficially owns 3,539,940 Common Units, representing 18.47% of all Common Units, and 8,028,593 subordinated units that with time, and upon financial conditions, may become Common Units, representing 61.45% of all subordinated units. Collectively, the Heritage Group’s interests represent 35.89% of the total units of the Issuer, over which The Heritage Group has sole voting and dispositive power.  In addition to the Common Units owned by The Heritage Group, the following trusts own the following number of Common Units directly:

Trust	Number of Units
Maggie Fehsenfeld Trust No. 106, dated December 30, 1974 (for the benefit of Fred Mehlert Fehsenfeld Jr. and his issue)	286,077 Common 648,825 Subordinated
Irrevocable Intervivos Trust for the Benefit of Fred Mehlert Fehsenfeld, Jr. and his issue, dated December 27, 1973	286,077 Common 648,825 Subordinated
Maggie Fehsenfeld Trust No. 108, dated December 30, 1974 (for the benefit of Jan Marie Dillow and her issue)	5,800 Common
Irrevocable Intervivos Trust for the Benefit of Jan Marie Dillow and her issue, dated December 27, 1973	5,800 Common
Maggie Fehsenfeld Trust No. 104, dated December 30, 1974 (for the benefit of John Michael Fehsenfeld and his issue	5,800 Common
Irrevocable Intervivos Trust for the Benefit of John Michael Fehsenfeld and his issue, dated December 27, 1973	5,800 Common

The Heritage Group and each trust that owns Units, each of which acts through the majority vote of the General Partner Trustees identified in Item 2, has sole power to vote or to direct the vote of the securities, and the sole power to dispose or to direct the disposition of the securities.

Trust No. 106 and the 1973 Trust.  Each of these trusts owns 286,077 Common Units, or 1.49% of all Common Units, and 648,825 subordinated units, or 4.97% of all subordinated units.  Each trust owns 2.90% of the total units of the Issuer, over which each trust has sole voting and dispositive power.

Nicholas J. Rutigliano.  Mr. Rutigliano owns 13,378 Common Units, or less than 1% of all Common Units, over which he has sole voting and dispositive power, and 12,500 Common Units, or less than 1% of all Common Units, over which he may be deemed to have shared voting and dispositive power.  Mr. Rutigliano’s spouse owns those 12,500 Common Units, beneficial ownership of which is disclaimed by Mr. Rutigliano.  Collectively, Mr. Rutigliano could be deemed the beneficial owner of 25,878 Common Units, or less than 1% of the total units of the Issuer.

F. William Grube.  Mr. Grube does not presently own any Common Units.  Mr. Grube's spouse, Janet Krampe Grube, may be deemed to beneficially own Common Units and subordinated units that are owned by two grantor retained annuity trusts for which Janet Krampe Grube serves as sole trustee.  Janet Krampe Grube's holdings also include Common Units and subordinated units owned by Janet Krampe Grube personally.  Mr. Grube has no voting or investment power over any of these units and disclaims beneficial ownership of all such units.

The 13D Reporting Group formed by the Reporting Persons.  Collectively, the Reporting Persons could be deemed the beneficial owners of 4,137,972, or 21.59%, of the Common Units, and 9,326,243, or 71.38%, of the subordinated units. Voting and dispositive power over these units is described above with respect to each Reporting Person.

(c)           During the past sixty days, neither any Reporting Person nor any other person named in Item 2 above has engaged in any transactions in the Common Units except as follows:

Unitholder	Transaction Date	Number of Units Acquired in Open Market Transactions	Acquisition Price
Nancy A. Smith (a General Partner Trustee)	April 24, 2008	5,000	$14.81
Nancy A. Smith (a General Partner Trustee)	May 12, 2008	6,000	$12.50
James C. Fehsenfeld (a General Partner Trustee)	May 13, 2008	2,900	$12.50

(d)           The beneficiaries of all the grantor trusts described in Item 2, for whose benefit the General Partner Trustees act with respect to The Heritage Group, Trust No. 106, and the 1973 Trust, are entitled to receive any dividends or proceeds from the securities.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 2, Fred M. Fehsenfeld, Jr. serves as Chairman of the Board of Directors of Calumet GP, LLC, the general partner of the Issuer.  He also serves on the Compensation Committee of the Issuer.  He is related to all the other General Partner Trustees in the manner described below.

William S. Fehsenfeld is a Director of the Issuer and is the first cousin of Fred M. Fehsenfeld, Jr. and James C. Fehsenfeld.

Nicholas J. Rutigliano is a Director of the Issuer and is the brother-in-law of Fred M. Fehsenfeld, Jr. and James C. Fehsenfeld.

James C. Fehsenfeld and Fred M. Fehsenfeld, Jr. are brothers.

Nancy A. Smith is William S. Fehsenfeld’s sister and is the first cousin of Fred M. Fehsenfeld, Jr. and James C. Fehsenfeld.

Amy M. Schumacher is the daughter of Fred M. Fehsenfeld, Jr.

The Reporting Persons and certain of the General Partner Trustees engage in various business relationships with the Issuer, as described more fully in Item 13 of the Issuer’s Form 10-K filed March 4, 2008, but they do not have any other contracts, arrangements, understandings or relationships between themselves or with any other person with respect to the Common Units except for the specific understanding described above in Item 4 about upcoming purchases during the limited identified time period in May 2008.

Item 7.  Material to be Filed as Exhibits.

Exhibit A
Agreement of Joint Filing, dated May 13, 2008, by and among The Heritage Group; Maggie Fehsenfeld Trust No. 106, dated December 30, 1974 (for the benefit of Fred Mehlert Fehsenfeld Jr. and his issue); Irrevocable Intervivos Trust for the Benefit of Fred Mehlert Fehsenfeld, Jr. and his issue, dated December 27, 1973; Nicholas J. Rutigliano; and F. William Grube

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Calumet Specialty Products Partners, L.P. (incorporated by reference to Issuer's Current Report on Form 8-K filed February 13, 2006)

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2008

THE HERITAGE GROUP

By /s/ Nicholas J. Rutigliano
     Nicholas J. Rutigliano, Trustee

MAGGIE FEHSENFELD TRUST NO. 106,
DATED DECEMBER 30, 1974 (FOR THE
BENEFIT OF FRED MEHLERT FEHSENFELD
JR. AND HIS ISSUE)

By  /s/ Nicholas J. Rutigliano
      Nicholas J. Rutigliano, Trustee

IRREVOCABLE INTERVIVOS TRUST FOR
THE BENEFIT OF FRED MEHLERT
FEHSENFELD, JR. AND HIS ISSUE, DATED
DECEMBER 27, 1973

By  /s/ Nicholas J. Rutigliano
      Nicholas J. Rutigliano, Trustee

/s/ Nicholas J. Rutigliano
Nicholas J. Rutigliano

/s/ F. William Grube
F. William Grube

SUPPLEMENT TO ITEM 2

THE HERITAGE GROUP GENERAL PARTNER TRUSTS Business Address: 5400 W. 86th Street, Indianapolis, Indiana 46028
Maggie Fehsenfeld Trust No. 100, dated December 30, 1974 (for the benefit of Debra Ann Baker and her issue)
Maggie Fehsenfeld Trust No. 101, dated December 30, 1974 (for the benefit of Trina Lee Fehsenfeld and her issue)
Maggie Fehsenfeld Trust No. 102, dated December 30, 1974 (for the benefit of Mark Edgar Fehsenfeld and his issue)
Maggie Fehsenfeld Trust No. 103, dated December 30, 1974 (for the benefit of Frank Stockdale Fehsenfeld and his issue)
Maggie Fehsenfeld Trust No. 104, dated December 30, 1974 (for the benefit of John Michael Fehsenfeld and his issue)
Maggie Fehsenfeld Trust No. 105, dated December 30, 1974 (for the benefit of James Cornelius Fehsenfeld and his issue)
Maggie Fehsenfeld Trust No. 106, dated December 30, 1974 (for the benefit of Fred Mehlert Fehsenfeld Jr. and his issue)
Maggie Fehsenfeld Trust No. 107, dated December 30, 1974 (for the benefit of Judith Louise Fehsenfeld and her issue)
Maggie Fehsenfeld Trust No. 108, dated December 30, 1974 (for the benefit of Jan Marie Dillow and her issue)
Maggie Fehsenfeld Trust No. 109, dated December 30, 1974 (for the benefit of Jo Anne Rutigliano and her issue)
Maggie Fehsenfeld Trust No. 110, dated December 30, 1974 (for the benefit of John Allen Fehsenfeld and his issue)
Maggie Fehsenfeld Trust No. 111, dated December 30, 1974 (for the benefit of William S. Fehsenfeld and his issue)
Maggie Fehsenfeld Trust No. 112, dated December 30, 1974 (for the benefit of Thomas V. Fehsenfeld and his issue)
Maggie Fehsenfeld Trust No. 113, dated December 30, 1974 (for the benefit of Nancy F. Smith and her issue)
Maggie Fehsenfeld Trust No. 114, dated December 30, 1974 (for the benefit of Ruth Mary Fehsenfeld and her issue)
Irrevocable Intervivos Trust for the Benefit of Debra Ann Baker and her issue, dated December 1973
Irrevocable Intervivos Trust for the Benefit of Trina Lee Fehsenfeld and her issue, dated December 26, 1973
Irrevocable Intervivos Trust for the Benefit of Mark Edgar Fehsenfeld and his issue, dated December 26, 1973
Irrevocable Intervivos Trust for the Benefit of Frank Stockdale Fehsenfeld and his issue, dated December 27, 1973
Irrevocable Intervivos Trust for the Benefit of John Michael Fehsenfeld and his issue, dated December 27, 1973
Irrevocable Intervivos Trust for the Benefit of James Cornelius Fehsenfeld and his issue, dated December 27, 18973
Irrevocable Intervivos Trust for the Benefit of Fred Mehlert Fehsenfeld, Jr. and his issue, dated December 27, 1973

THE HERITAGE GROUP GENERAL PARTNER TRUSTS Business Address: 5400 W. 86th Street, Indianapolis, Indiana 46028
Irrevocable Intervivos Trust for the Benefit of Judith Louise Fehsenfeld and her issue, dated December 27, 1973
Irrevocable Intervivos Trust for the Benefit of Jan Marie Dillow and her issue, dated December 27, 1973
Irrevocable Intervivos Trust for the Benefit of Jo Anne Rutigliano and her issue, dated December 27, 1973
Irrevocable Intervivos Trust for the Benefit of John Allen Fehsenfeld and his issue, dated December 24, 1973
Irrevocable Intervivos Trust for the Benefit of William S. Fehsenfeld and his issue, dated December 24, 1973
Irrevocable Intervivos Trust for the Benefit of Thomas V. Fehsenfeld and his issue, Dated December 24, 1973
Irrevocable Intervivos Trust for the Benefit of Nancy F. Smith and her issue, dated December 24, 1973
Irrevocable Intervivos Trust for the Benefit of Ruth Mary Fehsenfeld and her issue, dated December 24, 1973

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees and consents to the filing of a single Schedule 13D, and any and all future amendments thereto, with the Securities and Exchange Commission on their behalf in connection with their beneficial ownership of securities of Calumet Specialty Products Partners, L.P.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 13th day of May, 2008.

THE HERITAGE GROUP By /s/ Nicholas J. Rutigliano Nicholas J. Rutigliano, Trustee	/s/ Nicholas J. Rutigliano Nicholas J. Rutigliano
MAGGIE FEHSENFELD TRUST NO. 106, DATED DECEMBER 30, 1974 (FOR THE BENEFIT OF FRED MEHLERT FEHSENFELD JR. AND HIS ISSUE) By /s/ Nicholas J. Rutigliano Nicholas J. Rutigliano, Trustee	/s/ F. William Grube F. William Grube
IRREVOCABLE INTERVIVOS TRUST FOR THE BENEFIT OF FRED MEHLERT FEHSENFELD, JR. AND HIS ISSUE, DATED DECEMBER 27, 1973 By /s/ Nicholas J. Rutigliano Nicholas J. Rutigliano, Trustee